Exhibit 99.1

September 13, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Completion of extinguishment of 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three Equity Shares of Wipro Limited (the “Company”)

Pursuant to the public announcement dated June 4, 2019 (the “Public Announcement”) and the letter of offer dated July 31, 2019 (the “Letter of Offer”), the Tendering Period for the Buyback opened on Wednesday, August 14, 2019 and closed on Wednesday, August 28, 2019. In accordance with the provisions of Regulation 24(iv) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), the following are the details of the Equity Shares bought back by the Company during the Tendering Period and extinguished:

Equity share capital before the said extinguishment (Number of Equity Shares)	Number of Equity Shares extinguished	Equity share capital after the said extinguishment (Number of Equity Shares)
603,53,59,575	32,30,76,923	571,22,82,652

The terms used but not defined in this letter shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

We also enclose a certified true copy of the certificate dated September 13, 2019 relating to the above extinguishment of 32,30,76,923 Equity Shares, in accordance with the provisions of Regulation 11(iv) of the Buyback Regulations.

The number of Equity Share bought back and the post-Buyback shareholding pattern were disclosed in the Post Buyback Public Announcement published and submitted for your records on September 11, 2019 and have been reproduced in Annexure A for ease of reference.

Thanking You,
For Wipro Limited

M Sanaulla Khan
Company Secretary
Encl. as above.

Annexure A The shareholding pattern of the Company, pre and post Buyback, is as under: Pre Buyback Post Buyback Number of % to the Pre Buy Equity Share capital Number of Equity Shares % to post Buyback Equity Share capital Promoter and Promoter Group 4,45,59 97,065 73.83 4,22,99,45,033 74.05 Foreign Investors (Including ADRs, Non-Resident Indians, Flls, FPIs, Foreign Nationals, and Overseas Corporate Bodies) 65,83 80,582 10.91 1,48,23,37,619 25.95 Financial Institutions/Banks, NBFCs & Mutual Funds 41,78 28,404 6.92 Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF) 50,31 53,524 8.34 Total 603,53 59,575 100.00 571,22,82,652 100.00 For WIPRO LIMITED Registered Office: Wipro Limited T: +91 (80)2844 0011 Doddakannelli F: +91 (80)2844 0054 Sarjapur Road E: info@wipro.com Bengaluru 560 035 W: wipro.com India C: L32102KA1945PLC020800

CERTIFICATE OF EXAMINATION OF EQUITY SHARES BACK BY WIPRO LIMITED the “Company” The certificate is being issued pursuant to the requirements of Regulations 11 of Securities and Exchange Board of India (Buy-Back of Securities Regulations, 2018. as amended (“Buyback Regulations, Pursuant to the Public Announcement dated June 4,2019 and the Letter of Offer dated July 31, 2019 the tendering period for the Buyback Offer opened on Wednesday, August 14, 2019 and closed on Wednesday, August 28, 2019 (the “Tendering Period”) The follwing are the details of the Equity Shares bought back by the Company during the said tendering Period and extinguished. A The equity shares extinguished in dematerialised form are as under: Name of the Depository Company’s A/c. No. Date of No. of Equity Shares Participant and DP ID No. Extinguishment extinguished JM Financial Services 10288238 September 9, 2019 32.30.76.923 Limited IX302927 B The equity shares extinguished in physical form are as under Total Number of Equity Shares extinguished Destoyed (A - B) 33,30,36 923 Not Applicable C. The total equity shares extinguisheddestoyed in dematerialised and physical form are as under This is to vertify that the above equity shares of the Company. being in dematerialised form were extinguished in compliance with the provisions of Regulation Bay back Regulations this is for your information and records. For Wipro Limited For Wipro Limited Name: Rishad A premji Designation: Executive Chairman Name: Abidali Z. Neemuchwala Designation: Chief Executive Officer and Managing Director For Deloitte Haskins & Sells LLP Name: Chartered Accountants Firm Registration No: 117366W 100018 For Karw Fintech Private Limited Registrar to the Buy back S K Sharma Designation: Deputy Manager Name: Vikas Bagaria Designation: Partner Membership No: 60408 Date: September 13, 2019 Place: BENGALURU Enclosed: Confirmation from National Securities Depository Limited for extinguishment of Equity Shares in dematerialized form. CC: JM Financial Limited. 7th Floor. energy Appasaheb Marathe Marg. Prabhadevi Mumbai - 400 025. India Registered Office Wipro Limited T : +91 (80)2844 0011 F : +91 (80)2844 0054 Sarjapur Road E : Bengaluru 560 035 w : wipro.com C : L32102KA1945PLC020800

National Securities Depository Limited

NSDL
Technology, Trust & Reach

Ref : II/CA/COM/43538/2019

September 11, 2019

Mr. Sanaulla Khan Mohammed
Company Secretary
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore - 560035

Sub : Buy-back (tender offer)

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Fintech Private Limited , Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	*ISIN Description*	*D/C*	*Records*	*Quantity*	*Execution Date*
INE075A01022	WIPRO LIMITED EQ F.V. RS. 2	Debit	1	323,076,923.000	09/Sep/2019

You may contact your R&T Agent/ Registry Division for further details in this regard.

Yours faithfully,

Rakesh Mehta
Assistant Vice President

WIPRO LIMITED
wipro
BENGALURU - 560035

Digitally Signed By
Name: RAKESH MAHASUKHLAL MEHTA
Date:11/09/2019 13:16:39
Reason: Authentication
Location: NSDL,Mumbai

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